                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 CLINICOR, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    18726M106
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                                 (CUSIP Number)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  18726M106

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1.       Name of Reporting Person and I.R.S. Identification Number

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

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2.       Check the Appropriate Row if a Member of a Group

         a.    N/A

         b.    N/A

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3.       SEC Use Only

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4.       Citizenship or Place of Organization

         Tennessee

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         Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power         1,666,667 shares of Common Stock, receivable
                                   upon conversion of Class B Convertible
                                   Preferred Stock, without par value

6.       Shared Voting Power       N/A

7.       Sole Dispositive Power    1,666,667 shares of Common Stock, receivable
                                   upon conversion of Class B Convertible
                                   Preferred Stock, without par value

8.       Shared Dispositive Power  N/A

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,666,667 shares of Common Stock, receivable upon conversion of Class B Convertible Preferred Stock, without par value

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A

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11.      Percent of Class Represented by Amount in Row (9)

         20.15% of Common Stock

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12.      Type of Reporting Person

         IV

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ITEM 1(A).        NAME OF ISSUER:

                  Clinicor, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1717 West Sixth Street, Suite 400
                  Austin, Texas  78703

ITEM 2(A).        NAME OF PERSON FILING:

                  Sirrom Capital Corporation

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  500 Church Street, Suite 200
                  Nashville, Tennessee 37219

ITEM 2(C).        CITIZENSHIP/STATE OF ORGANIZATION:

                  Tennessee

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(E).        CUSIP NUMBER:

                  18726M106

ITEM 3.           FILING PURSUANT TO RULE 13D-1(B):

                  This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.           OWNERSHIP:

                  (a) Amount Beneficially Owned: 1,666,667 shares of Common Stock, receivable upon conversion of Class B Convertible Preferred Stock, without par value

                  (b)      Percent of Class:  20.15% of Common Stock

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    1,666,667, only upon conversion

                           (ii)     shared power to vote or to direct the vote:
                                    N/A

                           (iii) sole power to dispose or to direct the disposition of: 1,666,667, only upon conversion

                           (iv)     shared power to dispose or to direct the
                                    disposition of:     N/A

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  N/A.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  N/A.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.

Dated:  December 10, 1997              SIRROM CAPITAL CORPORATION


                                       By: /s/ Carl W. Stratton
                                       -----------------------------
                                       Carl W. Stratton, Chief Financial Officer



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